Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,
	2013	2014	2015	2016	2017

Income from continuing operations before (a) income tax	$908.0	$820.6	$726.0	$1,105.5	$1,134.9
Equity in the income of investees	(18.6)	(14.6)	(10.6)	(8.3)	(8.8)
Cash distributions received from equity investees	14.4	8.8	10.7	9.5	9.3
	903.8	814.8	726.1	1,106.7	1,135.4

Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	96.5	109.5	274.9	219.1	235.1

Portion of rental expense as can be
demonstrated to be representative
of the interest factor (b)	78.6	79.7	95.7	97.1	104.6

Total fixed charges	175.1	189.2	370.6	316.2	339.7

Earnings before income taxes and
fixed charges	$1,078.9	$1,004.0	$1,096.7	$1,422.9	$1,475.1

Ratio of earnings to fixed charges	6.16	5.31	2.96	4.50	4.34